UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Foundry Networks, Inc.
(Name of Issuer)
Common Stock, par value $ 0.0001 per share
(Title of Class of Securities)
35063R100
(CUSIP Number)
Tyler Wall
Vice President, General Counsel and Corporate Secretary
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35063R100

1	NAMES OF REPORTING PERSONS Brocade Communications Systems, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,019,223 (1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,019,223 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.604%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Does not include options to purchase an aggregate of 3,182,328 shares of common stock of Foundry Networks, Inc., which are exercisable within 60 days of August 11, 2008, held by the persons who have entered into Voting Agreements (as defined below) with the reporting person as described herein. Pursuant to the terms of the Voting Agreements, in the event that any such options are exercised prior to the termination of the Voting Agreements, the underlying shares of such options would be subject to the Voting Agreements and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 below and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 below.
(2) As described herein, the reporting person has sole voting power over these shares solely with respect to the specific matters identified in the Voting Agreements and each of the persons who has entered into the Voting Agreements (as defined below) with the reporting person retains sole voting power with respect to all other matters.
Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Brocade Communications Systems, Inc. that it is the beneficial owner of any of the shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

This Amendment No. 1 (the “Amendment”) amends and restates where indicated the Statement on Schedule 13D originally filed on July 31, 2008 (the “Prior Statement”) by Brocade Communications Systems, Inc., a Delaware corporation (“Brocade”). The Amendment and the Prior Statement are collectively referred to herein as the “Schedule 13D”.
Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Prior Statement. This Amendment amends the Prior Statement as specifically set forth herein. Except as set forth below, all previous Items in the Prior Statement remain unchanged.
This Amendment No. 1 is being made to disclose the execution of Voting Agreements dated August 11, 2008, between Brocade and each of Celesta Volz Ford, J. Steven Young, Alfred J. Amoroso, C. Nicholas Keating Jr. and Alan L. Earhart in connection with the acquisition by Brocade of Foundry Networks, Inc. (“Foundry”) and to disclose the adoption of a 10b5-1 Plan (as defined below) by Brocade to acquire shares of common stock of Foundry in the open market.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is hereby amended and restated in its entirety as follows:
On July 21, 2008, Brocade, Falcon Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Brocade (“Merger Sub”) and Foundry entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement (including, but not limited to, the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the adoption of the Merger Agreement by the stockholders of Foundry), Merger Sub will be merged with and into Foundry, with Foundry surviving the merger (the “Merger”) as a wholly-owned subsidiary of Brocade. In the Merger, each outstanding share of Foundry Common Stock will be converted into the right to receive a combination of $18.50 in cash, without interest, and 0.0907 of a share of Brocade common stock, par value $0.001 per share, subject to adjustment for stock splits, stock dividends and similar events. See Brocade’s Current Report on Form 8-K, dated as of July 24, 2008 for a description of the Merger Agreement and the financing commitment letter entered into by Brocade in connection with the Merger Agreement.
As an inducement for Brocade to enter into the Merger Agreement, each of Bobby R. Johnson Jr. (the Chief Executive Officer and President of Foundry), Celesta Volz Ford, J. Steven Young, Alfred J. Amoroso, C. Nicholas Keating Jr. and Alan L. Earhart (collectively, the “Stockholders”) entered into a voting agreement with and in favor of Brocade (the “Voting Agreements”) as described in Item 4 and Item 5 of this Schedule 13D. No consideration was paid in exchange for the Stockholders’ entering into the Voting Agreements. Currently an aggregate of 11,019,223 shares of Foundry Common Stock are subject to the Voting Agreements. Pursuant to the Voting Agreements, if the Stockholders acquire beneficial or record ownership of any additional shares of Foundry, such shares will also be subject to the Voting Agreements. The Stockholders have options to purchase an aggregate of 3,182,328 shares of Foundry Common Stock that are exercisable within 60 days of August 11, 2008 and which would be subject to the Voting Agreement upon exercise.
On August 13, 2008, Brocade entered into a Stock Purchase Plan and Agreement with Morgan Stanley & Co. Incorporated (“Morgan Stanley”) pursuant to which Brocade adopted a prearranged stock purchase plan under Rule 10b5-1 under the Securities Exchange Act of 1934 (“10b5-1 Plan”) to assist Brocade in the acquisition of up to $250 million of Foundry Common Stock, not to exceed 14,000,000 shares of Foundry Common Stock. Brocade will use its working capital to finance the purchases under the 10b5-1 Plan.
Under the 10b5-1 Plan, Morgan Stanley will have the authority to purchase shares of Foundry Common Stock in the open market, at the prices and in such amounts in accordance with the terms of the 10b5-1 Plan. The 10b5-1 Plan will permit purchases of Foundry Common Stock commencing August 13, 2008 until the 10b5-1 Plan is terminated in accordance with its terms.
The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6 and 2.7 respectively, to this Schedule 13D and are incorporated herein by reference.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 in hereby amended and restated in its entirety as follows:
(a) - (b) The Merger Agreement provides for the acquisition by Brocade of all of the outstanding shares of Foundry Common Stock through a merger of Merger Sub with and into Foundry, as a result of which Foundry will become a wholly-owned subsidiary of Brocade. The information contained in Item 3 is incorporated by reference herein.
Pursuant to the terms of the Voting Agreements, each of the Stockholders has granted an irrevocable proxy (an “Irrevocable Proxy”) in favor of Brocade and certain representatives of Brocade and irrevocably appointed such representatives as his or her attorney and proxy to vote all of the shares of Foundry Common Stock beneficially owned by him or her or that will be owned by him or her before the termination of the Voting Agreements (the “Subject Shares”) (i) in favor of the adoption of the Merger Agreement, in favor of the Merger and in favor of any other action reasonably necessary to facilitate the Merger; and (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any reorganization, recapitalization, dissolution or liquidation of Foundry (or any of its subsidiaries); (B) any offer or proposal contemplating or otherwise relating to a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction (1) in which Foundry (or any of its subsidiaries) is a constituent corporation, (2) in which a person acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Foundry (or any of its subsidiaries), or (3) Foundry (or any of its subsidiaries) issues securities representing more than 15% of the outstanding securities of any class of voting securities of Foundry (or any of its subsidiaries), (C) any offer or proposal contemplating or otherwise relating to a sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, consolidated net income or consolidated assets of Foundry and its subsidiaries, and (D) any other action that is intended, or that would reasonably be expected, to impede, interfere with, discourage, frustrate, delay, postpone, prevent or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.
The purpose of entering into the Voting Agreements is to facilitate the adoption of the Merger Agreement by the Foundry stockholders. Each Stockholder’s obligations under such Stockholder’s Voting Agreement will terminate upon the earlier to occur: (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the termination of the Voting Agreement by mutual consent of the parties, or (iv) an amendment to the Merger Agreement that results in a decrease in the merger consideration specified in the Merger Agreement (with certain exceptions set forth in the Voting Agreement).
Pursuant to the 10b5-1 Plan, Morgan Stanley will purchase on behalf of Brocade, shares of Foundry Common Stock in the open market consistent with the terms described in the 10b5-1 Plan described in Item 3 of this Schedule 13D.
(c) Not applicable.
(d) Upon consummation of the Merger, Foundry will become a wholly-owned subsidiary of Brocade, and Brocade will subsequently determine the size and membership of the board of directors of Foundry and the officers of Foundry.
(e) The Merger Agreement prohibits Foundry from issuing securities, disposing of securities or changing its capitalization without prior written consent of Brocade, except under limited circumstances set forth therein. The Merger Agreement further prohibits Foundry from declaring, accruing, setting a side or paying any dividend or making any other distribution in respect of any share capital, or repurchasing, redeeming or otherwise reacquiring any share capital or other securities of Foundry without Brocade’s prior written consent except under limited circumstances set forth therein. Upon consummation of the Merger, Foundry will become a wholly-owned subsidiary of Brocade, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
(f) Upon consummation of the Merger, Foundry will become a wholly-owned subsidiary of Brocade.
(g) The Merger Agreement contains provisions that limit the ability of Foundry to engage in a transaction that would entail a change of control of Foundry during the pendency of the Merger Agreement.
(h) Upon consummation of the Merger, Foundry Common Stock will cease to be quoted on any quotation system or exchange.
(i) Upon consummation of the Merger, Foundry Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
(j) Other than as described above, Brocade currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of this Schedule 13D (although Brocade reserves the right to develop such plans).
Except as set forth in this Schedule 13D, neither Brocade, nor to the knowledge of Brocade, any of the directors or executive officers of Brocade listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.
The description contained in this Item 4 of the transactions contemplated by the Merger Agreement, and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, and the Voting Agreements, copies of which are filed as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, and 2.7, respectively, to this Schedule 13D and are incorporated herein by reference.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and restated in its entirety as follows:
(a)-(b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Voting Agreement, Brocade has the sole power to vote the Subject Shares with respect to certain matters relating to the Merger as set forth in the Voting Agreements (see Item 4 of this

Schedule 13D for details). The Subject Shares currently consist of 11,019,223 shares of Foundry Common Stock, which, according to Foundry, represent approximately 7.604% of the outstanding shares of Foundry Common Stock as of August 11, 2008. The Subject Shares do not include options to purchase an aggregate of 3,182,328 shares of Foundry Common Stock, held by the Stockholders, which are exercisable within 60 days of August 11, 2008. The Stockholders retained the sole power to vote the Subject Shares on all matters other than those identified in the Voting Agreements. Pursuant to the Voting Agreements, and subject to limited exceptions set forth in the Voting Agreements, the Stockholders may not transfer, sale, pledge, encumber, grant an option with respect to, transfer or dispose any Subject Shares or any interest in any Subject Shares to any person prior to the termination of the Voting Agreement.
To Brocade’s knowledge, no shares of Foundry Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements and the related Irrevocable Proxies.
During the past five years, to the knowledge of Brocade, no person listed on Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the past five years, to the knowledge of Brocade, no person listed on Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.
(c) Neither Brocade nor, to the knowledge of Brocade, any director or executive officer of Brocade named in Schedule I to this Schedule 13D, has effected any transaction in shares of Foundry Common Stock during the past 60 days, except as disclosed herein.
(d) Not applicable.
(e) Not applicable.
The description contained in this Item 5 of the transactions contemplated by the Merger Agreement, and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, and the Voting Agreements, copies of which are filed as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6 and 2.7 respectively, to this Schedule 13D and are incorporated herein by reference.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended and restated in its entirety as follows:
To the knowledge of Brocade there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Foundry other than the following:
(a) The Merger Agreement, under which, among other things, Merger Sub will merge with and into Foundry, as a result of which Foundry will become a wholly-owned subsidiary of Brocade. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.
(b) The Voting Agreements. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.
(c) The 10b5-1 Plan, pursuant to which Morgan Stanley will purchase Foundry Common Stock in the open market on behalf of Brocade. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.
The description contained in this Item 6 of the transactions contemplated by the Merger Agreement, and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreements and the Voting Agreements, copies of which are filed as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6 and 2.7 respectively, to this Schedule 13D and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.	Description
2.1	Agreement and Plan of Merger, dated as of July 21, 2008, by and among Brocade Communications Systems, Inc., Falcon Acquisition Sub, Inc. and Foundry Networks, Inc. (filed as Exhibit 2.1 to Brocade’s Current Report on Form 8-K, dated as of July 24, 2008, and incorporated herein by reference)

2.2	Voting Agreement, dated July 21, 2008, by and between Brocade Communications Systems, Inc. and Bobby R. Johnson, Jr., including Irrevocable Proxy, as of even date, executed by Bobby R. Johnson, Jr. (filed as Exhibit 10.1 to Brocade’s Current Report on Form 8-K, dated as of July 24, 2008, and incorporated herein by reference)

2.3	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and Celeste Volz Ford, including Irrevocable Proxy, as of even date, executed by Celeste Volz Ford

2.4	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and J. Steven Young, including Irrevocable Proxy, as of even date, executed by J. Steven Young

2.5	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and Alfred J. Amoroso, including Irrevocable Proxy, as of even date, executed by Alfred J. Amoroso

2.6	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and C. Nicholas Keating Jr., including Irrevocable Proxy, as of even date, executed by C. Nicholas Keating Jr.

2.7	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and Alan L. Earhart, including Irrevocable Proxy, as of even date, executed by Alan L. Earhart

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 13, 2008

BROCADE COMMUNICATIONS SYSTEMS, INC.
/s/Richard Deranleau
Name:	Richard Deranleau
Title:	Chief Financial Officer and Vice President, Finance

SCHEDULE I
EXECUTIVE OFFICERS OF BROCADE
AS OF AUGUST 11, 2008

PRINCIPAL OCCUPATION
NAME	OR EMPLOYMENT
Michael Klayko	Chief Executive Officer and Director
Richard Deranleau	Chief Financial Officer and Vice President, Finance
Tejinder (TJ) Grewal	Vice President, Corporate Development
Hugues Meyrath	Vice President and General Manager, Support, Services and Solutions (SSS)
Luc Moyen	Vice President and General Manager, Server Edge and Storage (SES)
Tyler Wall	Vice President, General Counsel and Corporate Secretary
Ian Whiting	Vice President and General Manager, Data Center Infrastructure (DCI)
All individuals named in the above table are employed by Brocade. The address of Brocade’s principal executive offices is 1745 Technology Drive, San Jose, California 95110.
DIRECTORS OF BROCADE
AS OF AUGUST 11, 2008

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
John W. Gerdelman	Executive Chairman, Intelliden Corporation
535 Middlefield Rd Suite 120
Menlo Park, CA 94025
USA

David L. House	Chairman of the Board of Directors Brocade Communications Systems, Inc.
1745 Technology Drive,
San Jose, California 95110

L. William Krause	President of LWK Ventures (a private investment firm)
402 25th Avenue,
San Mateo, CA 94403

Renato (Renny) A.	Director of Brocade Communications Systems, Inc.
DiPentima	1745 Technology Drive,
San Jose, California 95110

Glenn C. Jones	Director of Brocade Communications Systems, Inc.
1745 Technology Drive,
San Jose, California 95110

Michael Rose	Director of Brocade Communications Systems, Inc.
1745 Technology Drive,
San Jose, California 95110

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Sanjay Vaswani	Managing partner of the Center for Corporate Innovation, Inc.
11835 West Olympic Boulevard, Suite 835
Los Angeles, CA 90064

Exhibit
No.	Description
2.1	Agreement and Plan of Merger, dated as of July 21, 2008, by and among Brocade Communications Systems, Inc., Falcon Acquisition Sub, Inc. and Foundry Networks, Inc. (filed as Exhibit 2.1 to Brocade’s Current Report on Form 8-K, dated as of July 24, 2008, and incorporated herein by reference)

2.2	Voting Agreement, dated July 21, 2008, by and between Brocade Communications Systems, Inc. and Bobby R. Johnson, Jr., including Irrevocable Proxy, as of even date, executed by Bobby R. Johnson, Jr. (filed as Exhibit 10.1 to Brocade’s Current Report on Form 8-K, dated as of July 24, 2008, and incorporated herein by reference)

2.3	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and Celeste Volz Ford, including Irrevocable Proxy, as of even date, executed by Celeste Volz Ford

2.4	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and J. Steven Young, including Irrevocable Proxy, as of even date, executed by J. Steven Young

2.5	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and Alfred J. Amoroso, including Irrevocable Proxy, as of even date, executed by Alfred J. Amoroso

2.6	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and C. Nicholas Keating Jr., including Irrevocable Proxy, as of even date, executed by C. Nicholas Keating Jr.

2.7	Voting Agreement, dated August 11, 2008, by and between Brocade Communications Systems, Inc. and Alan L. Earhart, including Irrevocable Proxy, as of even date, executed by Alan L. Earhart